Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

January 14, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Rizzo

Re:	CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed November 19, 2010
File No. 333-170703

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 2, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission to Michael P. Going, the Senior Vice President and General Counsel of CNH Global N.V., we submit herewith, electronically via EDGAR, Amendment No. 2 to the above-referenced registration statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show changes from the registration statement as filed on November 19, 2010.  Amendment No. 2 reflects changes made in response to the Comment Letter.

The Registrant’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the aforementioned marked copy of the amendment. Capitalized terms not defined herein have the meaning assigned to them in the above captioned registration statement.   Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

General

1.                                      Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset classes as this offering.  Exhibit A attached hereto lists the affiliates of the Depositor, together with the related CIK code, which have offered a class of asset-backed securities involving the same class as this offering in a registered offering.  One or more affiliates of the Depositor has offered asset-backed securities involving the same asset class in transactions in other countries, but those transactions were exempt from the registration requirements of the Securities Act and did not give rise to Exchange Act reporting requirements.

2.                                      Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation SK. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:

We confirm that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8- K. Finalized agreements will be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.

3.                                      Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response:

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.                                      Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post- effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Prospectus

Risk Factors, page 2

You will bear the reinvestment risk and other interest rate risk, page 2

5.                                      We note your disclosure in the first full paragraph after the third bullet in this risk factor. We also note your disclosure in the first sentence of the first paragraph on page 16. Please advise whether the asset pool will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Response:

The asset pool as described in any prospectus supplement may contain loans that have been modified since the origination of the loan.  The pool data in the applicable prospectus supplement discloses the current terms of modified and other loans such that there is no difference in the level of disclosure for any of the loans.  Further, any such loans must meet the same requirements and criteria as loans included in the pool that were never modified prior to being placed in the pool.

Origination of Receivables, page 7

Loan/Lease-to-Value Ratio, page 9

6.                                      We note your disclosure that the amount financed as a percentage of the value of the related equipment can go as high as 125%. Please revise to describe what other items a borrower may finance in excess of the security provided by the equipment. Also, please revise your prospectus supplement to indicate that you will quantify the amount of the excess as a percentage and in dollars. Finally, include the information in the summary and a corresponding risk factor.

Response:

Please note that, as discussed in the second paragraph under Loan/Lease-to-Value Ratio, the value of equipment is based on dealer cost, not the retail purchase price.  Loans do not exceed the purchase price of all items purchased (or with respect to taxes, actual taxes incurred).  Additional items that may be financed include the cost of insurance, warranties and taxes, which have been added to the disclosure as set forth in the response to comment 7 below.

7.                                      We note your disclosure in the second full paragraph after the second bullet. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of Terms section and The Receivables Pool section of the prospectus supplement.

Response:

While the guidelines for the amount to be financed set forth in the bullets on page 9 may be exceeded, such loans are not exceptions to the overall underwriting criteria applied to all loans.  The guidelines setting forth the amount that will be financed are but one component of the overall evaluation of the obligor. Amendment No. 2 has been revised to clarify this discussion.  The section Loan/Lease-to-Value Ratio now reads as follows (new language is underlined; deleted language marked through):

Loan/Lease-to-Value Ratio

The current ~~maximum amount~~ guidelines that determine the amount that CNH Capital America will finance under a retail installment sale contract, retail installment loan, consumer installment loan or lease varies based on the obligor’s credit history, the type of equipment financed, whether the equipment is new or used, the payment schedule and the payment period for the receivable.  The amount financed may also include the cost of insurance and warranties, which contribute to maintaining the value of the equipment, as well as taxes.  In no event are loans made in excess of the total purchase price of the equipment, including actual taxes incurred and the value of insurance and warranties. The amount financed is calculated as a percentage of the value of the related equipment, which may not exceed the applicable percentage guidelines set forth below unless ~~an exemption is~~ specifically approved by an authorized credit underwriter.

•                              In the case of retail installment sale contracts for the purchase of agricultural, construction or consumer equipment or retail installment loans secured by agricultural, construction or consumer equipment, 80% to 125%;

•                              In the case of all finance leases and true leases, including leases of agricultural or construction equipment, 120%.

For this purpose, the value of new equipment is based on the dealer’s cost, which in the case of agricultural equipment and consumer equipment, is defined as invoiced cost less normal sales allowances, and which, in the case of construction equipment, is defined as invoiced cost. The value of used equipment is based on the equipment’s “as-is” value reported in the most recent edition of the North American Equipment Dealers Association guidebook, Iron Solutions guidebook or other comparable guidebooks.

~~Exemptions to~~ Amounts financed in excess of the specified percentages set forth above are unusual. CNH Capital America ~~makes exemptions~~ finances a greater amount only when a credit underwriter has determined that the obligor will be able to cover the excess on the basis of the obligor’s overall credit or financial condition, as opposed to the value of the equipment. There is no overall limit on the ratio that may be approved by a credit manager. The limit in each case would be based upon the credit manager’s judgment about the obligor’s overall credit or financial condition.

Any equipment securing a receivable or leased under a receivable depreciates in value over time. However, CNH Capital America’s practice is to provide for repayment schedules under the receivables that will generally result in the outstanding principal balance of a receivable as it amortizes being less than the anticipated value of the equipment at the time.

Depositor, page 10

8.                                      We note your disclosure in the second to last sentence of the second paragraph of this section. Please revise your disclosure to define additional reserve support, describe how the additional reserve support was added and to disclose the number of transactions which received such additional reserve support.

Response:

Amendment No. 2 has been revised so that the sentence now reads as follows (new language is underlined):

“We have on one occasion provided additional reserve support to four previously issued securities transactions in the form of deposits into their respective spread accounts and through revisions to the definition of “Specified Spread Account Balance” applicable to each such transaction to maintain credit ratings assigned by a rating agency to the securities related to such transactions when loss experiences were higher than anticipated due to adverse economic conditions.”

Servicer, page 15

Collections and Accounts, page 17

9.                                      Please revise to provide a complete list of instruments that the servicer may utilize to secure timely remittances of collections on the related receivables. We note the catch-all term “other security” in the last sentence of the third paragraph of this section. Please revise.

Response:

Amendment No. 2 has been revised to delete “other security” and now includes the other types of security that might be utilized. The sentence now reads as follows (new language is underlined):

“To the extent described in the related prospectus supplement, the servicer may, in order to satisfy the requirements described above, obtain a letter of credit, provide a guarantee, or pledge assets for the benefit of the related trust to secure timely remittances of collections on the related receivables.”

Administrative Information About the Securities, page 32

Floating Rate Securities, page 33

10.                               Please revise the first bullet in this section to disclose each of the index rates that may be used to determine interest. In this regard we note the disclosure at the end of this bullet which states “or another index rate we specify in the applicable prospectus supplement”

Response:

Amendment No. 2 has been revised to delete “or another index rate we specify in the applicable prospectus supplement” and to add the prime rate.  The sentence has been revised to read as follows:

“a specified base interest rate, which will be based upon the London interbank offered rate (commonly known as “LIBOR”), the prime rate, commercial paper rates, federal funds rates, U.S. Government treasury securities rates, or negotiable certificates of deposit rates;”

Credit and Cash Flow Enhancement, page 39

11.                               We note your disclosure in the first paragraph of this section that credit enhancement for a series of securities “may cover one or more other series of securities.” Please advise as to how a form of credit enhancement may cover more than one series of securities. Alternatively, delete this statement here and elsewhere in this section as applicable.

Response:

Amendment No. 2 has been revised to clarify how credit enhancement in the form of excess in spread accounts might be used across more than one series.  The third sentence in the first paragraph has been revised as follows (new language underlined; deleted language marked through):

Credit enhancement for a class of securities may cover one or more other classes of securities of the same series.  ~~and~~ Amounts released from the spread account for one series may serve as credit enhancement for ~~a series of securities may cover~~ one or more other series of securities, to the extent set forth in the accompanying prospectus supplement.  In addition, the certificateholder of an issuing entity may pledge or assign amounts payable to it with respect to such series to one or more other series of securities to serve as credit enhancement for those series, to the extent set forth in the accompanying prospectus supplement.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc:  Michael P. Going, CNH Global N.V.

EXHIBIT A

Entity Name	CIK Code
CNH Receivables, Inc.	0000931152
CNH Equipment Trust 2000-B	0001276167
CNH Equipment Trust 2001-A	0001276166
CNH Equipment Trust 2001-B	0001276165
CNH Equipment Trust 2002-A	0001276163
CNH Equipment Trust 2002-B	0001276164
CNH Equipment Trust 2003-A	0001276162
CNH Equipment Trust 2003-B	0001270113
CNH Equipment Trust 2004-A	0001302959
CNH Equipment Trust 2005-A	0001320598
CNH Equipment Trust 2005-B	0001338107
CNH Equipment Trust 2006-A	0001355146
CNH Equipment Trust 2006-B	0001373800
CNH Equipment Trust 2007-A	0001391569
CNH Equipment Trust 2007-B	0001411930
CNH Equipment Trust 2007-C	0001418114
CNH Equipment Trust 2008-A	0001428525
CNH Equipment Trust 2008-B	0001434663
CNH Equipment Trust 2009-A	0001459001
CNH Equipment Trust 2009-B	0001460574
CNH Equipment Trust 2009-C	0001475606
CNH Equipment Trust 2010-A	0001487008
CNH Equipment Trust 2010-B	0001497694
CNH Equipment Trust 2010-C	0001504999